05037759

SEC ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandis Tallman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Battery Street, Suite 500
(No and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard S. Brandis 415-912-5633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard S. Brandis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandis Tallman LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ____________
County of ____________
Subscribed and sworn (or affirmed) to before ne this____day of______,_____

____
Signature

President
____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 4th **day of** February, **20**05 **by** Richard S. Brandis **personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**
Signature ______________________

MARLYN A. ANO
Commission # 1294807
Notary Public - California
San Francisco County
My Comm. Expires Mar 21, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Brandis Tallman LLC

I have audited the accompanying statement of financial condition of Brandis Tallman LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandis Tallman LLC as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 3, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Brandis Tallman LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 123,394
Petty cash	75
Deposits held at clearing organizations	129,879
Property and equipment, net of $17,590 accumulated depreciation	51,041
Organization costs, net of $1,481 accumulated amortization	1,478
Prepaid expenses	2,105
Total assets	$ 307,972

Liabilities and Members' equity

Liabilities

Retirement plan contribution payable	$ 23,500
Accounts payable and accrued expenses	4,685
Income taxes payable	2,500
Total liabilities	30,685
Members' equity	277,287
Total liabilities and members' equity	$ 307,972

The accompanying notes are an integral part of these financial statements.

Brandis Tallman LLC
Statement of Income
For the year ended December 31, 2004

Revenue	
Management fees income	$ 379,373
Underwriting income	170,627
Commission income	16,767
Interest income	1,866
Other income	2,830
Total revenue	571,463
Expenses	
Employee compensation and benefits	157,313
Commission expense	35,512
Occupancy	23,138
Taxes, other than income taxes	9,969
Other operating expenses	141,452
Total expenses	367,384
Income (loss) before income tax provision	204,079
Total income tax provision	3,300
Net income (loss)	$ 200,779

The accompanying notes are an integral part of these financial statements.

Brandis Tallman LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2004

	Members' Equity
Balance on January 1, 2004	$ 365,908
Members' distributions	(289,400)
Net income (loss)	200,779
Balance on December 31, 2004	$ 277,287

The accompanying notes are an integral part of these financial statements.

Brandis Tallman LLC
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 200,779
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 13,683	
Amortization	592	
(Increase) decrease in:		
Deposits held at clearing organizations	4,312	
Underwriting receivable	159,597	
Prepaid expenses	2,372	
(Decrease) increase in:		
Accounts payable	1,844	
Retirement plan contribution payable	23,500	
Total adjustments		205,900
Net cash provided by (used in) operating activities		406,679
Cash flows from investing activities:		–
Cash flows from financing activities:		
Members' distributions	(289,400)	
Net cash provided by (used in) financing activities		(289,400)
Net increase (decrease) in cash		117,279
Cash at beginning of year		6,115
Cash at end of year		$ 123,394

Supplemental disclosure of cash flow information:
Cash paid during the year for

Interest	$ –
Income taxes	$ 3,300

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Brandis Tallman LLC (the "Company") was incorporated in the State of California on February 26, 2003 and commenced securities transactions emphasizing municipal bond placements, also offering consulting services to local government predominantly in California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities. Commission income consist of security trades of buys and sells.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Underwriting receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income and expenses are recorded on trade date basis. Underwriting income are recorded at the time the underwriting is completed and the income is reasonably determined.

Furniture, fixtures and equipment are stated at cost. The Company depreciates its furniture, fixtures and equipment using the straight line method of depreciation over the property and equipment's useful lives of five to seven years.

Organization costs are being amortized on a straight-line basis over 60 months.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or members' equity.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For taxes purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 and the gross receipts tax.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:.

		Depreciable Life Years
Automobile	$ 62,182	5
Furniture and fixtures	980	7
Equipment	5,469	5
	68,631	
Less accumulated depreciation	(17,590)	
Property and equipment, net	$ 51,041	

Depreciation expense for the year ended December 31, 2004 was $13,683.

Note 3: ORGANIZATION COSTS, NET

Organization costs at December 31, 2004 are carried at cost.

		Amortization Periods
Organization costs	$ 2,959	5 years
	2,959	
Less accumulated amortization	(1,481)	
Organization costs, net	$ 1,478	

Amortization expense for the year ended December 31, 2004 was $592.

Note 4: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $105,037 with Wedbush Morgan Securities and $25,001 with Emmett Larkin Company as security for its transactions with them. Interest is paid monthly on the Wedbush Deposit at the average overnight repurchase agreement rate.

Note 5: INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2004 the Company recorded gross receipts tax of $2,500, and the minimum limited liability company income tax of $800 for a total tax provision of $3,300.

Note 6: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 23,138

Note 7: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At December 31, 2004, the Company had deposits with financial institutions with uninsured cash balances totaling $23,394. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

The Company provides certain retirement benefits to its eligible employees. In accordance with Statement No. 112 of the Financial Accounting Standard Board, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company maintains a Simplified Employee Pension (SEP) plan to which annual contributions may be made. Such contributions are based upon the profitability of the company and the discretion of management. As of December 31, 2004, the amount of the contribution accrued for the year then ended was $23,500.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*" ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $222,747, which was $122,747 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($30,685) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $800 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 221,787
Adjustments:		
Members' equity	$ 800	
Total adjustments		800
Net capital per audited statements		$ 222,587

Brandis Tallman LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Members' equity	$ 277,287	
Total Members' equity		$ 277,287
Less: Non allowable assets		
Property and equipment, net	(51,041)	
Organization costs, net	(1,478)	
Petty cash	(75)	
Prepaid expenses	(2,106)	
Total non-allowable assets		(54,700)
Net Capital		222,747
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,046	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 122,587
Ratio of aggregate indebtedness to net capital	0.14: 1	

There was a $960 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 10.

See independent auditor's report.

Brandis Tallman LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to Brandis Tallman LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Brandis Tallman LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Brandis Tallman LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Brandis Tallman LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004